

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 20, 2007

By Facsimile and U.S. Mail

Mr. Michael J. Mauceli
Manager and Member
Reef Global Energy VI, LP
Reef Global Energy VII, LP
1901 N. Central Expressway, Suite 300
Richardson, TX 75080-3610

   Re: **Reef Global Energy VI, LP**
       Form 10-K for the Fiscal Year Ended December 31, 2006
       Filed April 16, 2007
       File No. 000-52539
       Reef Global Energy VII, LP
       Form 10-K for the Fiscal Year Ended December 31, 2006
       Filed April 11, 2007
       File No. 000-52540

Dear Mr. Mauceli:

  We have reviewed your Form 10-K's for the fiscal year ended December 31, 2006 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Reef Global Energy VI, L.P.

Form 10-K For the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 15

1.   Please disclose here and in your footnotes how frequently you apply the full cost ceiling test. Please note that Rule 4-10(c)(4)(i)(A) of Regulation S-X requires a ceiling test to be performed as "of the date of the latest balance sheet presented." In this regard, a quarterly ceiling test is required to be performed by companies following the full cost method of accounting.

2.   Please expand your disclosure to include a more fulsome discussion of your historical cashflows for all periods presented. In doing so, please provide analysis explaining the underlying reasons for the material fluctuations in the working capital accounts and the inflows and outflows associated with your investing and financing activities.

Controls and Procedures, page 19

3.   You state that your disclosure controls and procedures were "effective at a reasonable assurance level for gathering, analyzing, and disclosing the information" required to be disclosed in the reports filed under the Securities Exchange Act of 1934 "within the time periods specified in the SEC's rules and forms." Please revise to clarify, if true, that your disclosure controls and procedures were effective at a reasonable assurance level to ensure that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified. Please also expand your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you filed or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(e).

Balance Sheets, page F-2

4.   Please support your classification of prepaid drilling costs as an item of property and equipment rather than as an other current asset.
5.   We note that the line items within Property and equipment do not coincide with cost categories of a full cost company. In this regard, your capitalized cost

descriptions should reflect those contemplated by Rule 4-10c.7(ii) of Regulation S-X, which requires full cost companies to state separately on the face of the balance sheet the aggregate of the capitalized costs of unproved properties and major development projects that are excluded from the capitalized costs being amortized. For further guidance, refer to Appendix A of the AICPA *Guide for Entities with Oil and Gas Producing Activities* and revise your property line item descriptions accordingly.

Statement of Partnership Equity, page F-4

6.   We note that you have allocated income and made distributions to each specific type of Partnership unit. Please expand your footnote disclosure to explain how and when such allocations and distributions are determined.

Note 2. Summary of Accounting Policies, page F-7

Oil and Gas Properties, page F-8

7.   Please clarify whether you have properties not subject to amortization. If applicable, please expand your disclosure to explain how and when you assess unproved properties for impairment, as required by Rule 4-10(c)(3)(ii)(A)(1) of Regulation S-X.

8.   In accordance with the disclosure requirements of Rule 4-10(c)(7)(i) of Regulation S-X, please disclose the amount of amortization expense per equivalent physical unit of production.

Note 7. Partnership Equity, page F-12

9.   Please include the information regarding the number of units outstanding and the net income/(loss) per type of Partnership unit under this heading in a manner similar to that presented in footnote four on page five of your March 31, 2007 Form 10-Q.

10.   In accordance with the disclosure requirements of Rule 4-10(c)(7)(ii) of Regulation S-X, please expand your disclosure, with respect to your unproved property balances, if applicable, to provide a description of the current status of the significant properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation and present a table that shows, by category of cost, the amounts of such excluded costs incurred, i) in each of the three most recent fiscal years and ii) in the aggregate for any earlier fiscal years in which the costs were incurred. Please note that categories of cost

to be disclosed include acquisition costs, exploration costs, development costs in the case of significant development projects and capitalized interest.

Note 10. Supplemental Information on Oil & Gas Exploration and Production Activities, page F-14

Capitalized Costs, page F-14

11.   Please revise your disclosure under this heading to conform to paragraphs 18 and 19 and Illustration 1 of FAS 69.

Costs Incurred, page F-14

12.   Please revise your presentation so that amounts incurred related to asset retirement obligations are included in the balance of the line items required to be disclosed (i.e. property acquisition, exploration and/or development costs), as we believe there is no provision for these separate line items in paragraph 21 and Illustration 2 of FAS 69.

Standardized Measure of Discounted Cash Flows, page F-16

13.   Please revise your presentation so that amounts incurred related to asset retirement obligations are included in the balance of the line items required to be disclosed, as we believe there is no provision for this separate line item in paragraph 30 and Illustration 5 of FAS 69.

Reef Global Energy VII, L.P.

14.   Please separately address the applicable comments issued above, as they relate to Reef Global Energy VII, L.P.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

0   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief